UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-38772

REEBONZ HOLDING LIMITED

(Exact Name of Registrant as Specified in Its Charter)

c/o Reebonz Limited,
5 Tampines North Drive 5
#07-00
Singapore 528548
+65 6499 9469
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On April 15, 2019, Reebonz Holding Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Roth Capital Partners, LLC and Maxim Group LLC, as joint bookrunning managers (the “Representatives”) of the underwriters named therein, relating to a firm commitment underwritten public offering of 2,150,000 ordinary shares and 2,150,000 warrants to purchase ordinary shares at a combined offering price of $5.00 per ordinary share and accompanying warrant. Each ordinary share is being sold together with a warrant to purchase one ordinary share. Each warrant has an exercise price per ordinary share of $5.00, is immediately exercisable and expires on the fifth anniversary of the original issuance date. The Company also granted the Representatives a 30-day option to purchase up to 322,500 ordinary shares and/or 322,500 warrants to purchase ordinary shares to cover over-allotments, if any.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, and customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties, and termination provisions.

 On April 17, 2019, the Company closed the offering contemplated by the Underwriting Agreement and issued 2,150,000 ordinary shares and 2,472,500 warrants (including 322,500 sold pursuant to the exercise of the over-allotment option) to the underwriters. The net proceeds to the Company were approximately $10.0 million, before offering expenses payable by the Company.

In connection with the offering, the Company entered into a warrant agency agreement (the “Warrant Agreement”) dated April 17, 2019 with Continental Stock Transfer & Trust Company (“Continental”) for Continental to act as warrant agent for the Warrants. The form of Warrant Certificate representing the Warrants is included as Exhibit A to the Warrant Agreement.

A copy of the Underwriting Agreement is attached as Exhibit 1.1 and is incorporated herein by reference. The foregoing description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to Exhibit 1.1.

Copies of the Warrant Agreement, and the form of Warrant Certificate are filed hereto as Exhibit 4.1 and Exhibit 4.2. The foregoing descriptions of the Warrant Agreement and Warrant Certificate are not complete and are qualified in their entirety by reference to Exhibit 4.1 and Exhibit 4.2, respectively.

Other Material Information.

On April 15, 2019 the Company issued a press release regarding the offering. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description of Exhibit

1.1	Underwriting Agreement dated April 15, 2019 between Reebonz Holding Limited, Roth Capital Partners, LLC and Maxim Group LLC.
4.1	Warrant Agency Agreement dated April 17, 2019 between Reebonz Holding Limited and Continental Stock Transfer & Trust Company
4.2	Form of Warrant Certificate (included as Exhibit A to Exhibit 4.1)
99.1	Press Release dated April 15, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REEBONZ HOLDING LIMITED

Date: April 17, 2019	By:	/s/ Nupur Sadiwala
Nupur Sadiwala
Chief Financial Officer

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